UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-39633

Abcam plc

(Translation of registrant’s name into English)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 01, 2021, Abcam plc (the “Company”) issued a regulatory news service announcement (the “Announcement”) announcing a pre-close trading update ahead of its General Meeting to be held the afternoon of July 01, 2020. The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Regulatory News Service Announcement dated July 01, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABCAM PLC

Date: July 1, 2021	By:	/s/ Alan Hirzel

		Name:	Alan Hirzel
		Title:	Chief Executive Officer